Marc A. Recht + 1 617 937 2316 mrecht@cooley.com	VIA EDGAR

August 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Nudrat Salik
Mr. Daniel Gordon
Ms. Abby Adams
Ms. Irene Paik

Re:	Oncorus, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 29, 2020
CIK No. 0001671818

Ladies and Gentlemen:

On behalf of our client, Oncorus, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on July 29, 2020.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 29, 2020

Prospectus Summary

Our Pipeline, page 3

1.

Please revert the pipeline table here and on page 92 to include a column for each phase of clinical trial, including Phase 1, Phase 2 and Phase 3. Please also revise the first row of the pipeline tables to clarify that you will report preliminary Phase 1 data in 2H’21; your current presentation suggests that you will have completed your Phase 1/2 clinical trial in 2H’21. In addition, please revise your pipeline tables to identify the product candidate listed as “undisclosed” or remove this candidate from the chart. Finally, revise the tables to explain the references to “candidate.” For example, if true, indicate if you are providing the dates for a potential IND application.

August 25, 2020

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and 94 of the Amended DRS.

Business

Synthetic SVV Program preclinical data, page 120

2.	Replace the deleted descriptions of the columns in Figure 26. As currently disclosed, the figure does not correspond to its explanation.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the figure disclosure on page 123 of the Amended DRS.

Intellectual Property, page 123

3.

Revise the added disclosure regarding the patent rights licensed from WuXi Biologics to specify the jurisdiction of the issued patent and the jurisdictions of the four pending applications. With respect to your patent portfolio relating to your Synthetic Platform, we note that you own five patent families but only describe four of them. Please revise or advise as appropriate.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 127 of the Amended DRS.

License and Royalty Agreements, page 125

4.

Please revise your disclosure to discuss the material terms of your collaboration agreement with Merck, including a description of each party’s rights and obligations under your agreement, a quantification of any payment obligations, the contract term and any termination provisions. Please also file the agreement as an exhibit or provide us with an analysis supporting a determination that you are not required to file it as an exhibit. If your agreement is limited to Merck supplying you with KEYTRUDA in exchange for payments for the materials, then please revise the disclosure throughout the registration statement to reference the agreement as a supply agreement, rather than a collaboration agreement.

August 25, 2020

Response to Comment 4:

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes its Clinical Trial Collaboration and Supply Agreement with MSD International GmbH (“MSD”), an indirect subsidiary of Merck & Co., Inc. (the “MSD Agreement”) does not constitute a material contract under Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the MSD Agreement was made in the ordinary course of its business and does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. The MSD Agreement relates to the supply of pembrolizumab by MSD for the Company’s ongoing Phase 1 clinical trial in combination with the Company’s product candidate ONCR-177. MSD does not receive any rights from the Company to research, develop or commercialize ONCR-177 except for the evaluation of ONCR-177 in combination with pembrolizumab in the Phase 1 clinical trial, and the Company does not receive any rights from MSD to research, develop or commercialize MSD’s compounds, except for the evaluation of pembrolizumab in combination with ONCR-177 in the Phase 1 clinical trial. The Company respectfully submits that its business is not “substantially dependent” on the MSD Agreement, nor does the MSD Agreement constitute a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent. In addition, the financial terms of the MSD Agreement are immaterial in amount and significance to the Company’s financial condition. For the foregoing reasons, the Company believes that the MSD Agreement is not required to be filed as an exhibit to Amended DRS under Item 601(b)(10) of Regulation S-K.

Nevertheless, the Company submits that the fact that it is conducting an ongoing combination trial with MSD to investigate the Company’s lead product candidate, ONCR-177, for the treatment of cancer, and the nature of the cooperation of the parties are material facts for investors to be aware of in making an investment decision. Accordingly, in response to the Staff’s comment, the Company has included a summary of the material terms of the MSD Agreement on page 130 of the Amended DRS and has revised the disclosure on pages 2, 22, 40 and 93 to clarify that the MSD Agreement is a clinical trial collaboration and supply agreement and not a broader collaboration agreement.

*    *    *    *

August 25, 2020

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 617 937 2316, Brian Leaf at +1 703 456 8053 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,

/s/ Marc A. Recht

Marc A. Recht

cc:	Theodore Ashburn, M.D., Ph.D., Oncorus, Inc.

Brian Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP